NRG ENERGY, INC.
211 Carnegie Center
Princeton, NJ  08540

December 24, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549
Attention:  Dietrich  King

Re:	NRG Energy, Inc. Registration Statement on Form S-1
(File No. 333-191797)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-1 effective as of 10:00 a.m., December 26, 2013, or as soon thereafter as practicable.

In connection with this request, NRG Energy, Inc. (the “Company”) acknowledges: that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (609) 524-4500 or to Katayun Jaffari at Ballard Spahr LLP at (215) 864-8475.

Sincerely,

/s/ Brian Curci
Brian Curci
Deputy General Counsel and Corporate Secretary

cc:           Katayun I. Jaffari